UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Critical Path, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

22674V100

(CUSIP Number)

Eirene Yeung

Cheung Kong (Holdings) Limited

8th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

(852-2128-8888)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

John A. Otoshi

Latham & Watkins LLP

41st Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

(852-2522-7886)

October 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22674V100

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) CHEUNG KONG (HOLDINGS) LIMITED – Not Applicable
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power - 0 -
8 Shared Voting Power 21,105,600 (1) (including shares disclaimed, see 11 below)
9 Sole Dispositive Power - 0 -
10 Shared Dispositive Power 21,105,600 (1) (including shares disclaimed, see 11 below)

11

Aggregate Amount Beneficially Owned by Each Reporting Person

            21,105,600 (1) shares, of which Cheung Kong expressly disclaims beneficial ownership of 9,504,563 shares beneficially owned by Hutchison Whampoa Limited and Cenwell

            Limited.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 35.9% (2)
14	Type of Reporting Person HC, CO

CUSIP No. 22674V100

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) CAMPINA ENTERPRISES LIMITED – Not Applicable
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power - 0 -
8 Shared Voting Power 11,601,037 (3)
9 Sole Dispositive Power - 0 -
10 Shared Dispositive Power 11,601,037 (3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,601,037 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 19.7% (2)
14	Type of Reporting Person CO

(1)	Of these 21,105,600 shares, 11,612,884 are issuable upon conversion of 872,727 shares of Series D Cumulative Redeemable Convertible Preferred Stock, par value $0.001 per share (“Series D Preferred Stock”), of Critical Path Inc., a California corporation (the “Company”) (including accretion of dividends as at October 15, 2007), 7,724,876 shares are issuable upon conversion of 6,503,333 shares of Series E Redeemable Convertible Preferred Stock, par value $0.001 per share (“Series E Preferred Stock”), of the Company (including accretion of dividends as at October 15, 2007), and 1,767,840 shares are issuable upon conversion of 176,784 shares of Series F Redeemable Convertible Preferred Stock, par value $0.001 per share (“Series F Preferred Stock”), issuable upon exercise of Series F Warrants. The exercise price of Series F Warrants is $14 per share of Series F Preferred Stock.

(2)	Applicable percentage ownership of the class referred to herein as Common Stock is based on 58,787,665 shares of common stock, par value $0.001 per share (the “Common Stock”), representing 37,682,065 shares of Common Stock issued and outstanding as of August 1, 2007, plus 11,612,884 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock reported herein, 7,724,876 shares of Common Stock issuable upon conversion of shares of Series E Preferred Stock reported herein, and 1,767,840 shares of Common Stock issuable upon conversion of shares of Series F Preferred Stock reported herein.

(3)	Of these 11,601,037 shares, 5,806,442 are issuable upon conversion of 436,363 shares of Series D Preferred Stock (including accretion of dividends as at October 15, 2007), 4,026,755 shares are issuable upon conversion of 3,390,000 shares of Series E Preferred Stock (including accretion of dividends as at October 15, 2007), and 1,767,840 shares are issuable upon conversion of 176,784 shares of Series F Preferred Stock (including accretion of dividends as at October 15, 2007).

Item 1.	Security and Issuer.

This Amendment No. 6 amends the Statement on Schedule 13D (the “Statement”) previously filed with the Securities and Exchange Commission by Cheung Kong (Holdings) Limited (“Cheung Kong”) on December 22, 2001 with respect to the Common Stock of the Company, as subsequently amended and restated in its entirety by Amendment No. 1 thereto filed by Cheung Kong on December 1, 2003, and amended by Amendment Nos. 2, 3, 4 and 5 thereto filed by Cheung Kong on July 14, 2004, October 4, 2004, January 3, 2005 and December 20, 2006 respectively.

This Amendment No. 6 to the Statement is being filed as a result of the submission by General Atlantic LLC, General Atlantic Partners 74, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO Management GmbH and GAPCO GmbH & Co. KG (collectively, “GA”) and Cheung Kong of a non-binding preliminary proposal to the Company’s board of directors proposing an acquisition of all of the outstanding shares of Common Stock of the Company not owned by GA and Cheung Kong.

The address of the principal executive office of the Company is Two Harrison Street, 2nd Floor, San Francisco, CA 94105.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

On October 15, 2007, GA and Cheung Kong submitted to the Company’s Board of Directors (the “Board of Directors”) a non-binding preliminary proposal (the “Proposal”) to acquire, through a special purpose vehicle (the “Purchaser”), all of the outstanding shares of Common Stock of the Company not owned by GA, Cheung Kong and their affiliates, at a per share price of $0.102, in a “going private” transaction, which would be structured as a merger followed by a recapitalization, with the Company as the surviving corporation (the “Potential Transaction”). In the proposed merger, the outstanding shares of Common Stock other than those beneficially owned by GA, Cheung Kong and their affiliates would be converted into the right to receive a cash payment equal to $0.102 per share. The Proposal also contemplates that as a part of the recapitalization, outstanding shares of Series E Redeemable Convertible Preferred Stock of the Company (“Series E Preferred Stock”) would be reverse split 70,000 to 1, and immediately after the consummation of the merger, holders of fewer than 1 share of Series E Preferred Stock after such reverse split would have all of their fractional shares canceled in exchange for the right to receive cash payments based on the per share merger consideration paid to holders of Common Stock on an as-if-converted to Common Stock basis. The Proposal contemplates that all remaining outstanding shares of Series E Preferred Stock and all outstanding shares of Series D Cumulative Redeemable Convertible Preferred Stock (“Series D Preferred Stock”) would remain outstanding and be converted into shares of common stock of the surviving entity immediately after the merger and upon the affirmative vote of a majority of the outstanding shares of Series E Preferred Stock and Series D Preferred Stock, respectively. The Potential Transaction is subject to the execution of mutually acceptable definitive agreements, and if such mutually acceptable definitive agreements can be reached, the consummation of the Potential Transaction will be subject to various closing conditions to be specified in the definitive agreements, including but not limited to the following: (i) all requisite approvals by the Company’s stockholders under applicable laws shall have been obtained, (ii) the Company’s Amended and Restated Certificate of Determination of Preferences of Series D Cumulative Redeemable Convertible Preferred Stock and the Certificate of Determination of Preferences of Series E Redeemable Convertible Preferred Stock shall have amended to provide, among other things, that the proposed merger not be deemed a “Change of Control” (as such term is defined therein),

(iii) dissenting shares shall not have exceed 5% of the total outstanding shares of Common Stock on a fully-diluted and as-if-converted basis, and (iv) no material adverse effect shall have taken place with respect to the Company and its subsidiaries. The Reporting Persons anticipate that, in the event the Potential Transaction is consummated, the Common Stock would cease to be quoted in any inter-dealer quotation system of a registered national securities association and would be deregistered with the Securities and Exchange Commission.

There is no assurance that the Potential Transaction or any other transaction involving Cheung Kong and the Company will be entered into, whether as contemplated by the Proposal or otherwise. The Proposal submitted by GA and Cheung Kong is non-binding and does not create any agreement, arrangement or understanding among Purchaser, Cheung Kong, GA, the Company or any other parties with respect to the Company or the Common Stock or any other class of capital stock of the Company for purposes of any law, rule, regulation, agreement or otherwise, until such time as definitive documentation and any agreement, arrangement or understanding have been approved by the Board of Directors and thereafter executed and delivered by the Company and all other appropriate parties.

Item 5.	Interest in Securities of the Issuer.

The four paragraphs of subsection (a)-(b) of Item 5 are hereby amended and replaced in their entirety with the following paragraphs:

(a) - (b) Cheung Kong, through its ownership of Campina, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of (i) 436,363 shares of Series D Preferred Stock, convertible into 5,806,442 shares of Common Stock (including accretion of dividends as at October 15, 2007), (ii) 3,390,000 shares of Series E Preferred Stock, convertible into 4,026,755 shares of Common Stock (including accretion of dividends as at October 15, 2007) and (iii) 176,784 shares of Series F Preferred Stock, issuable upon exercise of Series F Warrants, which are convertible into 1,767,840 shares of Common Stock (including accretion of dividends as at October 15, 2007). Cheung Kong has shared power over the voting and disposition of such securities. In addition, Cheung Kong, through its ownership of 49.9% of the issued shares of HWL, may be deemed to share voting and dispositive power over the 9,504,563 shares of Common Stock issuable upon conversion of the Series D Preferred Stock and Series E Preferred Stock beneficially owned by HWL and Cenwell. This aggregate beneficial ownership of 21,105,600 shares of Common Stock represents 35.9% of the Common Stock, based on a total of 58,787,665 shares of Common Stock (representing 37,682,065 shares of Common Stock issued and outstanding as of August 1, 2007, plus 11,612,884 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock reported herein, 7,724,876 shares of Common Stock issuable upon conversion of shares of Series E Preferred Stock reported herein and 1,767,840 shares of Common Stock issuable upon conversion of shares of Series F Preferred Stock reported herein, including accretion of dividends as at October 15, 2007. Pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of any shares of Common Stock, Series D Preferred Stock or Series E Preferred Stock beneficially owned by HWL and Cenwell, and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

Campina is the beneficial owner of 436,363 shares of Series D Preferred Stock, convertible into 5,806,442 shares of Common Stock (including accretion of dividends as at October 15, 2007), 3,390,000 shares of Series E Preferred Stock, convertible into 4,026,755 shares of Common Stock and 176,784 shares of Series F Preferred Stock issuable upon exercise of Series F Warrants and convertible into 1,767,840 shares of Common Stock (including accretion of dividends as at October 15, 2007), representing 9.9%,

6.8% and 3.0%, respectively, of the Common Stock (please refer to footnote (2) to the cover pages hereof for the total outstanding shares). Campina has shared power over the voting and disposition of such securities.

HWL, through its ownership of Cenwell, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 436,364 shares of Series D Preferred Stock, convertible into 5,806,442 shares of Common Stock (including accretion of dividends as at October 15, 2007), and 3,113,333 shares of Series E Preferred Stock, convertible into 3,698,121 shares of Common Stock, representing 9.9% and 6.3%, respectively, of the Common Stock (please refer to footnote (2) to the cover pages hereof for the total outstanding shares). HWL has shared power over the voting and disposition of such securities.

Cenwell is the beneficial owner of 436,364 shares of Series D Preferred Stock, convertible into 5,806,442 shares of Common Stock (including accretion of dividends as at October 15, 2007), and 3,113,333 shares of Series E Preferred Stock, convertible into 3,698,121 shares of Common Stock, representing 9.9% and 6.3%, respectively, of the Common Stock (please refer to footnote (2) to the cover pages hereof for the total outstanding shares). Cenwell has shared power over the voting and disposition of such securities.

As a result of the Proposal described in Item 4, GA and Cheung Kong may be deemed to be a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to their holdings of the Company’s Common Stock. Cheung Kong expressly disclaims being such a group with GA and neither the filing of this Schedule 13D nor any of its content will be deemed to constitute an admission that Cheung Kong is the beneficial owner of any shares of equity securities owned by GA and/or any of its affiliates for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or for any other purpose, and such beneficial ownership is expressly disclaimed.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date: October 18, 2007

FOR AND ON BEHALF OF CHEUNG KONG (HOLDINGS) LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Title:	Director

FOR AND ON BEHALF OF CAMPINA ENTERPRISES LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Title:	Director